SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 11-K/A

This amendment Form 11-K/A is being filed to correct the date on the Arthur Andersen LLP Report of Independent Public Accountants from March 10, 1994, to March 10, 1995.

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934 (FEE REQUIRED)

For the fiscal year ended December 31, 1994
OR
TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from
to
Commission file number 1-9779

NIPSCO INDUSTRIES, INC.
EMPLOYEE STOCK PURCHASE PLAN
(Full title of plan)

NIPSCO INDUSTRIES, INC.
(Issuer of the Securities)

5265 Hohman Avenue, Hammond, Indiana 46320-1775
(Address of Principal Executive Office)

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
To the Plan Administrator of the NIPSCO Industries, Inc.
  Employee Stock Purchase Plan:

We have audited the accompanying balance sheets of the NIPSCO Industries, Inc. Employee Stock Purchase Plan as of December 31, 1994 and 1993, and the related statements of income and changes in plan equity for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the plan administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the NIPSCO Industries, Inc. Employee Stock Purchase Plan as of December 31, 1994 and 1993, and the income and changes in plan equity for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.

Arthur Andersen LLP
Chicago, Illinois
March 10, 1995

NIPSCO Industries, Inc.
Employee Stock Purchase Plan
Balance Sheets
                                                         December 31,
                                                  _______________________
                                                     1994         1993
                                                  ==========   ==========
ASSETS
Employee contributions receivable
  (Note 1d and 2b)                                $  281,447   $  283,690
                                                  ==========   ==========
LIABILITIES AND PLAN EQUITY
Amounts payable for purchases of
  common shares                                   $  281,447   $  283,690
Plan Equity                                                0            0
                                                  __________   __________

    Total Liabilities and Plan Equity             $  281,447   $  283,690
                                                  ==========   ==========

The accompanying notes to financial statements are an integral part of these statements.

NIPSCO Industries, Inc.
Employee Stock Purchase Plan
Statements of Income and Changes in Plan Equity

                                             Year Ended December 31,
                                     ____________________________________
                                        1994         1993         1992
                                     ==========   ==========   ==========
Plan Equity, Beginning of Year       $        0   $        0   $        0

Increases (Decreases) during
  the year:
    Employee contributions              552,601      538,321      486,861
      (Notes 1d and 2b)
    Employer contributions               59,916       54,210       52,555
      (Note 2b)
    Purchases of common shares         (599,158)    (542,098)    (525,551)
      (Note 1e)
    Refunds to participants             (15,602)     (19,283)     (12,342)
    Change in amounts payable for
      purchases of common shares          2,243      (31,150)      (1,523)
                                     __________   __________   __________

Plan Equity, End of Year             $        0   $        0   $        0
                                     ==========   ==========   ==========

The accompanying notes to financial statements are an integral part of these statements.

NIPSCO Industries, Inc.
Employee Stock Purchase Plan
Notes to Financial Statements

(1)  DESCRIPTION OF THE PLAN
The following brief description of the NIPSCO Industries, Inc. (Industries) Employee Stock Purchase Plan (Plan) is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

(a)  General -
The Plan was established on October 27, 1964, when it was adopted by Northern Indiana Public Service Company's (Northern Indiana) Board of Directors and became effective on December 15, 1964. Effective March 3, 1988, the Plan was assumed by Industries and amended to allow participation by eligible employees of Industries and its subsidiaries. It is designed to provide a convenient means by which eligible employees may save regularly through voluntary, systematic payroll deductions and twice each year use such savings to purchase common shares without par value (Common Shares) of NIPSCO Industries, Inc., at less than the market price.

(b)  Plan Administration -
The Controller of Northern Indiana, or an alternate named by him, is the administrator of the Plan and makes such rulings or interpretations as are necessary in its operation. Northern Indiana bears all the costs of administering and carrying out the Plan.

(c)  Eligibility -
Only employees who have one or more years of service with Industries, or any subsidiary, are eligible to participate in the Plan. Employees whose customary employment is twenty hours or less per week or employees whose customary employment is for not more than five months in any calendar year are not eligible to participate. There were 570, 610 and 598 active participants in the Plan as of December 31, 1994, 1993 and 1992, respectively.

(d)  Employee Contributions -
An eligible employee may authorize payroll deductions in any full dollar amount, not less than $7.00 per regular pay period but not more than 10% of the regular rate of pay. The regular rate of pay means the gross amount determined on the basis of an employee's regular straight-time hourly, weekly, or monthly rate for the number of hours normally worked exclusive of overtime, shift premiums, or other compensation. The number of hours worked for this purpose cannot exceed 40 hours per week (42 hours for shift workers). Sales commissions and sales bonuses are also considered for salaried employees.

An eligible employee may enter the Plan at the beginning of any savings period by signing and delivering to the employer an authorization for payroll deductions for the purchase of Common Shares. Such authorization must state (a) the amount to be deducted regularly from each pay check, (b) authority to issue the Common Shares in each savings period, and (c) the exact name or names in which the Common Shares are to be issued. The stock certificates for Common Shares purchased under the Plan may be issued in the employee's name, or, if so designated by the employee, in his or her name and the name of another person of legal age, as joint tenants with the right of survivorship, provided such other person is his or her spouse, ancestor, lineal descendant, brother or sister. Payroll deductions can be changed only at the beginning of a savings period upon 15 days advance notice.

The six-month periods, January 1 to June 30, inclusive, and July 1 to December 31, inclusive, are savings periods during which participants accumulate savings for the purchase of Common Shares under the Plan. Interest is not paid on payroll deductions while held by the applicable employer for a participant's account under the Plan.

(e)  Purchases of Common Shares -
A participant who purchases Common Shares under the Plan will purchase as many full shares as is determined by dividing the amount of accumulated savings for the entire savings period by the purchase price per share for such savings period. The balance, if any, of accumulated savings will be carried over to the next savings period. The purchase price per share to participants is 90% of the closing market price of Industries' Common Shares on the New York Stock Exchange on June 30 and December 31. If no such price is available on a particular June 30 or December 31, the purchase price is determined as of the next preceding day on which such price is available.

(f)  Refunds and Withdrawals -
A participant who does not wish to purchase Common Shares in any savings period must notify his or her employer in writing to this effect prior to the applicable June or December price date. In such event, all funds credited to the participant under the Plan will be returned as soon as practicable, and no further payroll deductions will be made during that savings period.

A participant may withdraw from the Plan at any time and reenter the Plan at the beginning of any subsequent savings period. Withdrawal shall be made by proper notification to the participant's employer. Funds credited to the account of a participant not already used or unconditionally committed to the purchase of Common Shares will be returned to the participant as soon as practicable after notice of withdrawal is received.

(g)  Termination of Participation -
Participation in the Plan terminates if the Plan is discontinued by the Board of Directors of Industries or if the participant's employment is terminated because of retirement, resignation, release, discharge, death or any other reason. In such event, all funds of the participant under the Plan not already used or unconditionally committed for the purchase of Common Shares will be refunded as soon as practicable.


(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)  Method of Accounting -
The financial statements of the Plan have been prepared on the accrual basis of accounting.

(b)  Contributions -
Employee contributions receivable represents amounts due as of December 31, 1994 and 1993, under the terms of the Plan agreement. Employer contributions are reflected in the accompanying financial statements when Common Shares are purchased.


(3)  INCOME TAX STATUS

The Plan is not qualified under Section 401(a) of the Internal Revenue Code. No Federal income tax is imposed when a participant purchases shares under the Plan. When a participant sells or otherwise disposes of shares purchased under the Plan, Federal income tax considerations differ, depending on the length of time the shares were held. A participant must notify his or her employer if any Common Shares purchased under the Plan are disposed of within two years from the date of grant of the right of purchase or one year from the date of purchase. Any dividends received by a participant must be reported as taxable income.


(4)  TERMINATION OF AMENDMENT PLAN

The Plan was amended on April 12, 1989, to provide that an additional 500,000 Common Shares be made available for purchase under the Plan and that said shares be purchased on the open market rather than using authorized but unissued shares.

The Board of Directors of Industries reserves the right to withdraw, suspend, modify or terminate the Plan at any time. The Plan will terminate in any event on December 31, 1995, unless extended by the Board of Directors.

If at any time Common Shares authorized for purposes of the Plan are not available in sufficient number to meet all unfulfilled purchase requirements, the Board of Directors of Industries reserves the right to apportion the remaining available shares among participants on pro rata basis.


SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Controller of Northern Indiana Public Service Company, who administers the Plan, has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


NIPSCO Industries, Inc.
EMPLOYEE STOCK PURCHASE PLAN
(Name of Plan)

by: /s/ Arthur A. Paquin
   ______________________
       Arthur A. Paquin
       Controller
       Northern Indiana Public Service Company

Date:  March 21, 1995